Shayne Kennedy

Direct Dial: 714.755.8181

shayne.kennedy@lw.com

September 21, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

United States Securities and Exchange Commission

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Re:	Switch, Inc.
Registration Statement on Form S-1
Filed September 8, 2017
File No. 333-220405

Ladies and Gentlemen:

On behalf of our client Switch, Inc., a Nevada corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find herein the Company’s responses to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Thomas Morton, the Company’s President and General Counsel, dated September 20, 2017 relating to the above-captioned Registration Statement on Form S-1 most recently filed with the Commission on September 8, 2017 (the “Registration Statement”). The responses provided herein are based on information provided to Latham & Watkins LLP by the Company.

The numbered paragraphs in italics below set forth the Staff’s comments together with the response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Unaudited Pro Forma Consolidated Financial Information, page 75

1.	We note your response to prior comment 3. Please revise your disclosures to clarify that you expect the June 2017 distribution to be tax-free to the Members. Also, provide disclosure consistent with your response regarding conditions that will give rise to recognition of any deferred tax asset and equity impact from obligations under the Tax Receivable Agreement.

September 21, 2017

Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company proposes adding the following disclosure in the second paragraph on page 84 of the Registration Statement:

“We expect the distribution will be tax-free to the Members.”

Additionally, in response to the second part of the comment above, the Company proposes to add a new note 7 to the unaudited pro forma consolidated balance sheet that will read substantially as follows:

“(7) Due to the uncertainty in the amount and timing of future exchanges of Common Units by Members, the unaudited pro forma consolidated financial information assumes that no exchanges of interests have occurred and therefore no increases in tax basis in Switch, Ltd.’s assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma consolidated financial information. Assuming exchanges occur in future periods, we will not be obligated to make any payments under the Tax Receivable Agreement until the tax benefits arising from such transactions that gave rise to the payment are realized. For financial reporting purposes, we will assess the tax attributes of Switch, Inc. in accordance with ASC 740, Income Taxes, 740-10-30-5(e) to determine if it is more likely than not that we will realize any deferred tax assets. Following that assessment, we may recognize a liability under the Tax Receivable Agreement, reflecting the expected future realization of such tax benefits. Amounts payable under the Tax Receivable Agreement are contingent upon, among other things, (i) generation of sufficient future taxable income during the term of the Tax Receivable Agreement and (ii) future changes in tax laws. In addition, we do not expect obligations under the Tax Receivable Agreement to impact earnings per share because those obligations will be recorded against Switch, Inc.’s equity in accordance with ASC 810, Consolidation, as these are common control transactions.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 92

2.

You advise in response to prior comment 6 that quantifying the extent to which existing customers and new customers contributed to a material increase in revenue would not be as helpful and meaningful as your current disclosure and would place you at a competitive disadvantage. These considerations, however, do not explain why this information is immaterial. In this regard, we believe your statements on pages 89, 99, and 131 are indicative of materiality: “our ability to attract new customers . . . is an important contributor to the growth in our revenue”; “[o]ur quarterly revenue increased as a result of . . . the success of our sales efforts with existing customers and new customers”; and “we derive a significant amount of our growth from existing

September 21, 2017

customers,” respectively. Since you indicate that new and existing customers are significant components of revenue growth, it appears that those components should be described by their respective revenue contribution in order to understand historical trends in operating results. Refer to Item 303(a)(3)(i) and (ii) of Regulation S-K. Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company proposes to replace the first full paragraph under the heading “Revenue” on page 93 of the Registration Statement with the following language (which is marked to show changes against the Registration Statement):

Revenue increased by $26.5 million, or 17%, for the six months ended June 30, 2017, compared to the six months ended June 30, 2016. The increase in revenue was primarily attributable to a $~~20.9~~19.4 million increase in colocation revenue and a $~~4.9~~6.8 million increase in connectivity revenue, which resulted from increased sales as we expanded the facilities in The Core Campus throughout 2016 and opened the first facilities in The Pyramid Campus and The Citadel Campus in June 2016 and November 2016, respectively. Approximately 63% of the increase in sales was attributable to new customers initiating service after June 30, 2016, and the remaining approximately 37% of the increase in sales was attributable to growth from existing customers. We believe the increase in revenue was primarily related to increased volume, rather than an increase in the prices we charge our customers.

Additionally, the Company proposes to replace the first full paragraph under the heading “Revenue” on page 95 of the Registration Statement with the following language (which is marked to show changes against the Registration Statement):

Revenue increased by $52.5 million, or 20%, for the year ended December 31, 2016, compared to the year ended December 31, 2015. The increase in revenue was primarily attributable to a $~~42.6~~40.5 million increase in colocation revenue and an $~~8.2~~10.6 million increase in connectivity revenue, which resulted from increased sales as we expanded The Core Campus throughout 2015 and 2016 and opened our first facilities in each of The Pyramid Campus and The Citadel Campus in 2016. Approximately 56% of the increase in sales was attributable to growth from existing customers, and the remaining approximately 44% of the increase in sales was attributable to new customer initiating service after December 31, 2015. We believe the increase in revenue was primarily related to increased volume, rather than an increase in the prices we charge our customers.

3.	In response to prior comment 6, you state that the growth in colocation and connectivity services revenue is “the most meaningful factor contributing to [an] increase in revenue.” Therefore, it appears that the relative contribution of these services to total revenue may be necessary to an investor’s understanding of your business. Please disclose the amount of revenue represented by each service for the periods presented and discuss the extent to which increases in the respective revenues were attributable to increases in price or volume. Refer to Item 303(a) Regulation S-K. Further, please clarify whether your contracts with customers generally enable you to increase the price of your

September 21, 2017

services in response to an increase in the cost of energy. In this regard, we note your disclosure on page 29 that “a significant increase in the cost of clean and renewable energy . . . could . . . force[] [you] to increase [y]our fees” and your disclosure on pages 98 and 99 that gross profit substantially declined during the three months ended September 30, 2015 and 2016, as a result of the seasonality associated with energy costs.

Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company proposes to replace the table under the heading “Revenue” on page 93 of the Registration Statement with the following:

	Six Months Ended June 30,		Change
	2016	2017	Amount	%
	(in thousands, except percentages)
Colocation	$126,914	$146,325	$19,411	15%
Connectivity	25,291	32,089	6,798	27%
Other	2,593	2,844	251	10%

Revenue	$154,798	$181,258	$26,460	17%

The Company also proposes to replace the table under the heading “Revenue” on page 95 of the Registration Statement with the following:

	Years Ended December 31,		Change
	2015	2016	Amount	%
	(in thousands, except percentages)
Colocation	$218,498	$259,046	$40,548	19%
Connectivity	43,147	53,715	10,568	24%
Other	4,225	5,591	1,366	32%

Revenue	$265,870	$318,352	$52,482	20%

Additionally, in response to the Staff’s comment and as shown in the response to comment 2, the Company proposes to add the sentence “We believe the increase in revenue was primarily related to increased volume, rather than an increase in the prices we charge our customers” on both pages 93 and 95 of the Registration Statement.

In response to the second part of the comment above, the Company proposes to revise the disclosure on page 87 of the Registration Statement under the subheading “Cost of Power” to read substantially as follows:

Cost of Power. We are a large consumer of power, and power costs account for a significant portion of our cost of revenue. We require power supply to provide many services we offer, such as powering and cooling our customers’ IT equipment and operating critical data center plant and equipment infrastructure. Pursuant to our service agreements, we provide our customers with a committed level of power supply availability~~. Additionally,~~, and we have committed to operating our data centers with 100% clean and renewable energy. ~~We may lose customers or our customers~~Most of our customer agreements provide the ability to increase our cost of service in response to an increase in the cost of energy. However, our gross profit can be adversely affected by increases in our cost

September 21, 2017

of energy if we choose not to pass along the increases to our customers. For instance, the seasonal increase in energy costs during the summer months has not historically resulted in an adjustment to our customer pricing, and therefore has resulted in a decrease in our gross profit in those periods. Additionally, our existing customers may not renew their contracts with us or may reduce the services purchased from us ~~due to~~, or we may be unable to attract new customers, if we experience increased power costs ~~and~~or limited availability of power resources, including clean and renewable energy~~, or our~~. Our brand or reputation could be adversely affected if we are unable to provide 100% clean and renewable energy.

Switch, Ltd. And Subsidiaries

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 13. Segment Reporting, page F-38

4.	It appears separate reporting of colocation and connectivity service revenues may be required to be disclosed pursuant to ASC 280-10-50-40. Please revise or advise.

Response: The Company acknowledges the Staff’s comment. The Company notes that ASC 280-50-40 requires a public entity to report revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so (emphasis added). The Company derives more than 95% of its revenue from its recurring revenue streams related to data center activities, consisting of primarily colocation and connectivity services. These services are provided to external customers and are all similar in nature as they are all data center services. Thus, the Company reports all revenue in its consolidated statement of operations as one line for service revenue.

The Company proposes adding the following disclosure to Note 13. Segment Reporting on page F-38 of the Registration Statement:

September 21, 2017

The Company’s revenue is comprised of the following:

	Six Months Ended June 30,
	2016	2017
	(unaudited) (in thousands)
Colocation	$126,914	$146,325
Connectivity	25,291	32,089
Other	2,593	2,844

Revenue	$154,798	$181,258

	Years Ended December 31,
	2015	2016
	(in thousands)
Colocation	$218,498	$259,046
Connectivity	43,147	53,715
Other	4,225	5,591

Revenue	$265,870	$318,352

General

5.	We are continuing to evaluate your letter dated September 20, 2017, and may have additional comments.

Response: The Company acknowledges the Staff’s comment.

*    *    *    *    *

September 21, 2017

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8181 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Shayne Kennedy

Shayne Kennedy

of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Rob Roy, Founder, Chief Executive Officer and Chairman, Switch, Inc.

Thomas Morton, Esq., President and General Counsel, Switch, Inc.

Chase Leavitt, Esq., Deputy General Counsel, Switch, Ltd.

Charles K. Ruck, Latham & Watkins LLP

Kenneth J. Gordon, Goodwin Procter LLP

Richard A. Kline, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP